PAPERCLIP SOFTWARE, INC.
                                          611 ROUTE 46 WEST
                                      HASBROUCK HEIGHTS, NJ 07604



                                                               August 2, 2005

VIA EDGAR
Mr. Stephen Krikorian, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      PaperClip Software, Inc. (the 'Company')
         Form 10-KSB for the Fiscal Year Ended December 31, 2004
         Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
         File No. 000-26598

Dear Mr. Krikorian:

     Set forth below are our responses to the comments (the "Comments") contained in the letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated June 28, 2005 to Mr. William Weiss of the Company (the "Comment Letter") with respect to the above-referenced filings. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers.

Annual Report on Form 10-KSB for the Year Ended December 31, 2004

Item 6. Management's Discussion and Analysis or Plan of Operation

Statement Regarding Critical Accounting Policies

     1. As indicated in Note 2 to the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Further, due to the materiality and possibility of a change in the near term, as addressed in SOP 94-6, paragraphs 13(a) and (b), the Company determined that disclosure of the significant estimates referenced therein was appropriate.

     In determining  which,  if any, of the significant  estimates  described in
Note 2 to the financial statements also required specific disclosure in the MD&A discussion as "critical accounting estimates," management considered the criteria for such disclosure as set forth in SEC Release 33-8350 Sections I.E. and V. Management determined that the nature of the estimates were such that, while they were required to be disclosed in Note 2 to the financial statements pursuant to SOP 94-6, they did not involve material" levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change" so as to require additional disclosure as critical accounting estimates.

Item 8A. Controls and Procedures, page 18

     2. Although the Form 10-KSB indicates that the evaluation of controls and procedures was performed as of a date within 90 days prior to the date of the filing of the report, such evaluation was in fact performed as of December 31, 2004. This was an error in the Form 10-KSB and will be corrected in future filings.

Item 10. Executive Compensation

1995 Stock Option Plan, page 26

     3. The 1995 Stock Plan allows an Optionee, subject to the approval of the Plan's administering committee (which currently consists of the Company's full Board of Directors), to pay the exercise price pursuant to a broker-assisted cashless exercise program established by the Committee. Although the Plan allows the above, the Company never established such a program or allowed cashless exercises. Because this program has not been activated, a broker has not been identified. As there have been no cashless exercises effected, including no cashless exercises effected through a broker that is a related party of the Company, the Company has not been required to consider the criteria in paragraph 244 of EITF 00-23.

Statements of Operations, page 3

     4. The salaries and related benefits line item currently reflected in the statement of operations reflect such expenses that relate to both the selling and general and administrative functions. All salaries and related benefits related to research and development were included on the research and development expenses line item. The salaries and related benefits relating to the selling and general and administrative functions were presented on a separate line item because of the materiality of such expenses.

     However, after a review of the Staff's comment, in future filings, including quarterly filings, salaries and related benefits will be included with the appropriate categories for the current and previous periods. Additionally, disclosure within the footnotes will be considered to clarify total salaries and related expenses.


Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page 6

     Comments 5-8 will be addressed individually; however, the following is a brief description of the Company's typical sales process.

     Sales created by the Company are through Value Added Resellers ("VARs") and end users. Such sales are generally driven by the immediate need of the customers. Normally, VARs do not establish an inventory of the Company's products, but rather order such products "just in time" to meet the needs of the customers of the VARs. Sales of each component are either billed separately or broken out, by item, on each invoice.

     Further, the Company has established multiple interacting criteria before determining when revenue should be recognized. Each criterion is analyzed individually and in connection with the other criteria.

     5. Sales can include elements, such as license, support, installation and training. Revenues for software sales are recognized upon delivery of the software and the satisfaction of the other criteria set forth in paragraph 8 of SOP 97-2. As indicated in Note 2, management has determined, in the case of the Company's products, any installation and training support provided incident to software delivery not to be significant. However, all contractual support (i.e. support billed separately and for a specified time) is deferred and recognized over the term of such support agreement.

     Generally, the Company's sales of its products and services are billed to customers on various invoices or on a single invoice, in either case detailing each element and the price thereof to the customer. Pricing of the Company's products and services are relatively standard among the Company's different customers, and the Company has experience in selling such elements separately, enabling the Company to value each element independently. Accordingly, multiple element arrangements that would require management to estimate the allocation of one global sales price to each element do not exist. The Company has the ability to determine the vendor specific objective evidence (VSOE) of fair value for each element in accordance with paragraph 10 of SOP 97-2. Although management had determined that, in light of the foregoing, the existing disclosure adequately described the accounting policies for each element, in future filings the Company will enhance its disclosure regarding such accounting policies.

     6. As addressed above, post delivery obligations which could include installation and training have been determined not to be significant. If the agreements did include such obligations and these obligations were deemed significant, then revenue recognition would be deferred until the services have been adequately performed.


     7. The Company's delivery and payment arrangements do not contain extended payment terms as defined in paragraph 27 of SOP 97-2. The Company's payment terms are generally net 30 days.

     8. As detailed above, agreements with distributors and resellers are on an immediate as needed basis. Generally, sales to resellers are symmetrical in that they have been presold by the reseller to the reseller's customers, and thus receipts of payments for orders placed by resellers are not contingent on factors such as the reseller's success in distributing individual units of the product or the reseller's capitalization. Further, the Company has not had a practice of refunds, nor has it had agreements that include characteristics such as credits, contingent payments, price reductions or rebates. Accordingly, after consideration of the factors enumerated in SOP 97-2 paragraph 30, the Company typically determines that the fixed or determinable fee and collectibility criteria for revenue recognition are met upon delivery of software to resellers.

Note 5-Debt, page 10

     9. The extinguishment of a portion of accounts payable in fiscal years 2003 and 2004 resulted from the passage of time and the effect of the statute of limitations. The provision of the statute of limitations that applies to contracts, which would govern payables to vendors for services rendered, provides that an action based upon a contractual obligation or liability, express or implied, must be commenced within six years. Thus, the enforcement of any claims by such affected vendors would be barred by the statute of limitations. In making the determination that enforcement was barred by the statute of limitations, the Company received advice of counsel. Accordingly, the Company determined that it was legally released from such obligations by the respective creditors by operation of law, and that it was required under generally accepted accounting principles to reverse such old accounts payable. In coming to such determination, the Company considered SFAS 140 paragraph 16 as well as SFAS 5 (Accounting for Contingencies). Under SFAS 5, if the probability that a future event will not confirm a loss is remote, then no accrual is required or permitted. In this case, where the enforcement of the obligations was barred by the statute of limitations, the probability of a loss was certainly remote. The applicability of SFAS 140 paragraph 16b and SFAS 5 to the foregoing fact pattern was also specifically reviewed with the American Institute of Certified Public Accountants prior to the extinguishment of such portion of accounts payable.

     Pursuant to the request contained in the Comment Letter, the Company hereby acknowledges the following:

     a. The Company is responsible for the adequacy and accuracy of the disclosure in this filing

     b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


We hope the above satisfactorily responds to your comments.


                                                     Very truly yours,
                                                     /s/ William Weiss
                                                     William Weiss,
                                                     Chief Executive Officer and
                                                     Principal Financial Officer